Filed VIA EDGAR

November 6, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Ashley Vroman-Lee

Re:	Red Cedar Fund Trust

File Nos. 333-232926 and 811-23459

Dear Ms. Vroman-Lee:

This letter responds to the comments provided on October 23, 2019 and October 29, 2019 from the Commission’s staff (the “Staff”) on Pre-Effective Amendment No. 1/Amendment No. 1 to the Registration Statement on Form N-1A for Red Cedar Fund Trust (the “Trust”) filed on October 17, 2019 for the purpose of registering one series of the Trust: Red Cedar Short Term Bond Fund (the “Fund”). We have revised relevant portions of the Trust’s registration statement in response to the Staff’s comments.

Set forth below are the comments included in your letter and the Trust’s response to each comment:

1.	Please include seed financial statements and the auditor’s consent in a subsequent pre-effective amendment.

RESPONSE: Comment accepted.  The registrant will include seed financial statements and the auditor’s consent in the next pre-effective amendment to the registration statement.

2.	Please confirm whether the Fund intends to engage in borrowing and, if so, please include interest expenses in the fee table.

RESPONSE:  The Fund does not intend to engage in borrowing and therefore does not anticipate incurring any interest expenses in its first year of operations.

3.	Please revise footnote 2 to the fee table as follows:

Management Fee reductions and expense reimbursements by the Adviser are subject to repayment by the Fund for a period of up to three years from the date such fees were waived or payments made~~after such fees and expenses were incurred~~, provided that the repayments do not cause Total Annual Fund Operating Expenses (exclusive of such expenses and reimbursements) to exceed the lesser of (i) the expense limitation ~~then~~ in effect at the time such fees were waived or payments made ~~if any~~, and (ii) the expense limitation in effect at the time of repayment.

RESPONSE:  Comment accepted. The registrant will make the requested changes to footnote 2 to the fee table.

4.	In your response to comment 10 in your letter dated October 17, 2019, you note that “the Fund also plans to emphasize agency-guaranteed commercial mortgage-backed securities (“CMBS”) as a core position in the strategy.” Please provide an example of an “agency-guaranteed commercial mortgage-backed security” and explain how such a security would be “agency-guaranteed”.

RESPONSE: Each of the Government National Mortgage Association (“Ginnie Mae”), the Federal National Mortgage Association (“Fannie Mae”) and the Federal Home Loan Mortgage Corporation (“Freddie Mac”) issue guaranteed multi-family securities that are considered to be agency CMBS. The following is an example of a security guaranteed by Fannie Mae:

3136AY6W8

FNA 2017-M15 A1

This security is guaranteed from a credit perspective in the same way that Fannie Mae would guarantee residential mortgage-backed securities. The prepayment penalty is only due in the event of a prepayment on the underlying commercial mortgage and would be considered prepayment risk, not credit risk. An excerpt from the security’s prospectus that explains the guarantee is included below.

“The Fannie Mae Guaranty

We will guarantee that required payments of principal and interest on the certificates are available for distribution to investors on time. We will not guarantee that prepayment premiums will be collected or available for distribution to investors.”

If you have any further questions or comments, please contact the undersigned at 513-869-4335.

Sincerely,

/s/ Jesse D. Hallee

Jesse D. Hallee

cc:	Kelley Howes, Esq.

David Withrow

Matthew Swendiman

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